antisense
THERAPEUTICS

26 June 2006

Securities and Exchange Commission [redacted]
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

06014969

SEC MAIL RECEIVED PROCESSING
JUL 05 2006
WASH. D.C. 213 SECTION

Dear Sir/Madam

SUPPL

Re: Antisense Therapeutics Limited

Please find attached copies of announcements lodged with the Australian Stock Exchange (ASX) and also copies of documents lodged with the Australian Securities and Investment Commission (ASIC).

Date of Announcement/Lodgement	To:	Title	No of pages
20 June 2006	ASX	Appointment of new Company Secretary	1
21 June 2006	ASX	Commencement of dosing of patients in Phase IIa MS Trial	1
23 June 2006	ASIC	Appointment of Company Secretary	2
23 June 2006	ASIC	Cessation of Company Secretary	2

Yours sincerely

Kathryn Andrews
Chief Financial Officer & Company Secretary

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

Encls.

ANTISENSE THERAPEUTICS

20 June 2006

Appointment of new Company Secretary

Antisense Therapeutics Limited advises of the resignation of Natalie Korchev as Company Secretary and the appointment of Kathryn Andrews to the Company Secretary role. Kathryn is currently Chief Financial Officer of the Company and will continue in that role.

The Directors of Antisense Therapeutics Limited express appreciation to Natalie for her dedication and valuable contribution to the Company over the past five years.

Mark Diamond
Managing Director

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Kathryn Andrews +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9686 9931

antisense THERAPEUTICS

21 June 2006

Commencement of dosing of patients in Phase IIa Multiple Sclerosis trial

Antisense Therapeutics is pleased to report that dosing has commenced in the Phase IIa clinical trial of ATL1102 in patients with relapsing remitting multiple sclerosis (MS).

The study, a multi-centre, randomized, double-blinded, placebo-controlled clinical trial in approximately 80 patients with relapsing-remitting MS, is being conducted at 9 clinical trial sites across Germany. The trial will assess the activity and safety of the drug in MS patients.

Mark Diamond, Managing Director of Antisense Therapeutics commented "The Company has been focussed on moving ATL1102, our lead drug candidate, back into clinical development and it is exciting to report that the trial is now underway. There have been recent positive market developments that provide further validation for ATL1102. These include FDA approval for the re-introduction to the market of the high profile MS drug Tysabri® and also positive data from Phase II clinical trials of Isis Pharmaceuticals' antisense drugs for cholesterol and diabetes."

Following the Company's recent capital raising, Antisense Therapeutics is fully funded to undertake this Phase IIa study of ATL1102 in MS patients.

Multiple sclerosis is a life long chronic disease of the central nervous system which is believed to affect as many as 2.5 million people worldwide. While existing drug sales for this disease were greater than US$4 billion in 2004, there remains a high demand for more effective and better tolerated treatments.

About ATL1102 for MS

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in Phase II clinical trials as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 prevents white blood cells from entering sites of inflammation, thereby halting progression of the disease. VLA-4 is a clinically validated target in MS. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS.

ATL1102 Phase IIa Study Design Summary

As stated earlier, this study is a multi-centre, randomized, double-blinded, placebo-controlled clinical trial, in approximately 80 patients with relapsing-remitting MS. Patients will receive ATL1102 or placebo over eight weeks. ATL1102 will be delivered by subcutaneous injection on a twice-a-week dosing schedule at a dose of 400 mg per week. The goal of the Phase IIa trial is to obtain preliminary evidence of the drug's effectiveness which will be evaluated using MRI (magnetic resonance imaging) indices. MRI's will be conducted at monthly intervals over the 8 week dosing period and at monthly intervals during the 8 week period following completion of dosing.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets. ANP's major shareholders include Circadian Technologies Limited (ASX: CIR) and Isis Pharmaceuticals Inc (NASDAQ: ISIS).

Contact Information:

Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Kathryn Andrews +61 3 9827 8999
Media – Market Connect (Simon Watkin) +61 3 9686 9931

Electronic Lodgement
Document No. 7E0751299
Lodgement date/time: 23-06-2006 10:15:29
Reference Id: 73676063

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
ANTISENSE THERAPEUTICS LIMITED
Australian Company Number (ACN)
095 060 745

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Natalie Anna KORCHEV

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Natalie Anna KORCHEV
Capacity
Secretary
Signature

Date signed
23-06-2006

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Secretary - Appointment Date: 20-06-2006

The name of the appointed officeholder is:

Given names **Kathryn Jane Elizabeth**

Family name **ANDREWS**

Birth Details

Date of Birth **10-04-1967**

City/town of Birth **Morrinsville**

Country of Birth **New Zealand**

Residential Address

Address

509 Station Street
CARLTON NORTH, VIC 3054
Australia

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. 7E0751434

Lodgement date/time: 23-06-2006 11:02:33
Reference Id: 73676679

Form 484
Corporations Act 2001

Change to company details

Company details	Company name **ANTISENSE THERAPEUTICS LIMITED** Australian Company Number (ACN) **095 060 745**
Lodgement details	**Who should ASIC contact if there is a query about this form?** Name **Kathryn Jane Elizabeth ANDREWS**

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name
Kathryn Jane Elizabeth ANDREWS

Capacity
Secretary

Signature

____

Date signed
23-06-2006

B1 Cease company officeholder

Officer

This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)

Secretary - Cessation Date: 20-06-2006

The name of the ceased officeholder is:

Given names **NATALIE ANNA**

Family name **KORCHEV**

Birth Details

Date of Birth **18-06-1967**

City/town of Birth **MELBOURNE**

State (if born in Australia) **Vic**